

Mailstop 3233

December 23, 2015

<u>Via fax</u>
Koo Ming Kown
Chief Financial Officer
Nam Tai Property Inc.
Namtai Industrial Estate East
2 Namtai Road, Gushu, Xixiang
Baoan District, Shenzhen
People's Republic of China

> **Re: Nam Tai Property Inc.**
> **Form 20-F**
> **Filed March 13, 2015**
> **File No. 001-31583**

Dear Mr. Koo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the year ended December 31, 2014</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Comprehensive Income, page F-2</u>

1. We note you have presented one line item for Other income (expenses), net. Please tell us how you determined your presentation complies with Rule 5-03 of Regulation S-X. Within your response, please tell us how you determined it was appropriate to aggregate income and expenses, and tell us if any of the items within these line items are material to warrant a separate line item within the Statements of Comprehensive Income or separate disclosure in a footnote.

14. Income Taxes

Tax Disputes with Hong Kong Inland Revenue Department, page F-20

2. Noting the litigation and tax matters discussed in this section and the apparent
   unfavorable judgements against the company that have been decreed, please tell us how
   you have accounted for each legal and tax matter identified. In this regard, please
   quantify each judgment against the company, the amount recorded in the financial
   statements and the period in which it was recorded. Additionally, for some matters, you
   have indicated that no provision has been made for these assessments; please tell us your
   basis in U.S. GAAP for not recorded a liability for these assessments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or me at 202-551-3295
with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities